Exhibit (a)(1)(ii)

NORTH HAVEN PRIVATE INCOME FUND LLC
1585 Broadway
New York, NY 10036

Offer to Purchase Up to 3,071,999
Class S Units
Dated November 11, 2022

The Offer and Withdrawal Rights Will Expire at
12:01 a.m., Eastern Time, on December 14, 2022,
Unless the Offer is Extended

To the Unitholders of North Haven Private Income Fund LLC:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), North Haven Private Income Fund LLC, a non-diversified externally managed specialty finance company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”) and is organized as a Delaware limited liability company (the “Company”), is offering to purchase up to 3,071,999 of its outstanding Class S Units (the “Units”) pursuant to tenders by unitholders of the Company (each a “Unitholder” and collectively, the “Unitholders”) at a price equal to the net asset value per Unit as of December 31, 2022 or a later date determined by the Company if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 12:01 a.m., Eastern Time, on December 14, 2022 (the “Expiration Date”), but the Company may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Unitholders of the Company and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. The Units are not traded on any established trading market. If you are not interested in selling your Units, no action is required on your part.

Unitholders should realize that the value of the Units tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Units tendered to the Company for purposes of calculating the purchase price of such Units) and such change could be material. The Company generally determines the net asset value of the Units as of the last calendar day of each month within 25 business days after the first calendar day of the following month. The most recently calculated net asset value for each class of the Units can be found by going to www.northhavenprivateincomefund.com.

Unitholders desiring to tender all or any portion of their Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and return it (i) to the Company via email at nhpif@seic.com, (ii) to your Morgan Stanley Financial Advisor or Private Wealth Advisor, as applicable, as instructed in the Letter of Transmittal, or (iii) to the Company via mail, as instructed in the Letter of Transmittal, as applicable, each as set forth in Section 4 “Procedure for Tenders” below.

IMPORTANT

Neither the Company, its board of directors, nor MS Capital Partners Advisers Inc., the Company’s investment adviser (the “Adviser”), makes any recommendation to any Unitholder as to whether to tender or refrain from tendering Units. Unitholders must make their own decisions whether to tender Units and, if so, the portion of their Units to tender.

Because each Unitholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Company, its board of directors or the Adviser as to whether Unitholders should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Company, its board of directors, or the Adviser.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for copies of the Offer should be directed (i) to your Morgan Stanley Financial Advisor or Private Wealth Advisor, as applicable, or (ii) to the Company via email at nhpif@seic.com or by phone at 212-761-4000.

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SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•	The Company, at the discretion of its board of directors, expects to offer to repurchase a portion of its outstanding Units on a quarterly basis pursuant to written tenders by Unitholders pursuant to a unit repurchase program. Accordingly, the Company is offering to purchase up to 3,071,999 Units at a price equal to their net asset value (that is, the value of the Company’s total assets minus its total liabilities, divided by outstanding Units) determined as of December 31, 2022 or such later date as may be determined by the Company if the Offer is extended (the “Valuation Date”). The Units subject to the Offer represent approximately 5.0% of the outstanding Units as of September 30, 2022. The Offer, which begins on November 11, 2022, will remain open until 12:01 a.m., Eastern Time, on December 14, 2022 (the “Expiration Date”). The Company reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•	Unitholders may tender all or a portion of their Units.

•	If a Unitholder tenders Units and the Company purchases those Units, the Company will effect payment for those Units in the form of a non-interest bearing, non-transferrable, and non-negotiable promissory note promptly following expiration of the Offer. See Section 6 below.

•	The Company does not impose any charges in connection with repurchases of Units.

•	The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered.

•	If you are a participant in the Company’s distribution reinvestment plan (“DRIP”), in the event that you elect to tender your Units in full, and such full tender is accepted by the Company, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date, and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.

•	If the Company accepts the tender of any of your Units, your proceeds may be funded from one or more of the following sources: cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Units pursuant to the Company’s continuous private offering.

•	Additional repurchases will be made at such times and on such terms as may be determined by the Board of Directors of the Company (the “Board”). MS Capital Partners Adviser Inc., the Company’s investment adviser (the “Adviser”), currently expects that it will generally recommend to the Board that the Company offer to repurchase a portion of its outstanding Units four times each year, with a valuation date on or about March 31, June 30, September 30 and December 31, but the Company is not required to make any such offer.

•	Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Units, you have the right to change your mind and withdraw your tendered Units at any time until the Expiration Date or, if such tendered Units have not been accepted by the Company, at any time on or after January 11, 2023. If you would like to tender your Units, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Company at nhpif@seic.com or by mail; or (ii) to your financial advisor, as directed. Your properly completed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Company strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Company by calling 212-761-4000, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). All Unitholders tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•	The value of your Units will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Units). If you would like to obtain the estimated net asset value per Unit as of the most recent calendar month, visit the Company’s website at http://www.northhavenprivateincomefund.com.

•	Please note that just as you have the right to withdraw your tender of Units, the Company has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1.             Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Unitholders. Because there is no secondary trading market for Units, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Unitholders in order to provide liquidity for Units. The Board intends to consider the continued desirability of the Company making an offer to purchase Units on a quarterly basis, but the Company is not required to make any such offer.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Unitholders who do not tender Units. Unitholders who retain their Units may be subject to increased risks that may possibly result from the reduction in the Company’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Company may result in Unitholders who do not tender Units bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Units are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

2.             Offer to Purchase and Price. The Company will purchase, upon the terms and subject to the conditions of the Offer, up to 3,071,999 of those outstanding Units that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Unit tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on September 30, 2022, there were approximately 61,439,977 Class S Units issued and outstanding, with a net asset value per Unit of $18.74. The estimated net asset value per Unit as of the most recent calendar month end is available at http://www.northhavenprivateincomefund.com. The value of the Units tendered by Unitholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3.             Amount of Tender. Subject to the limitations set forth below, Unitholders may tender all or a portion of their Units. The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered.

If less than 3,071,999 Units are properly tendered pursuant to the Offer and not withdrawn, the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 3,071,999 Units are duly tendered to the Company before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Company will accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Units; provided that Company reserves the right in its sole discretion to purchase additional outstanding Units representing up to 2.0% of the Company’s outstanding Units than without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. There is no repurchase priority for a Unitholder under the circumstances of death or disability of such Unitholder. The unaccepted portion of any tender of Units made by a Unitholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Company, but any Unitholder that wishes to have the Company repurchase Units that were not accepted for repurchase in connection with this Offer may again tender those Units in connection with, and subject to the terms and conditions of, any future tender offer made by the Company.

4.             Procedure for Tenders. Unitholders wishing to tender Units pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Unitholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Company by 12:01 a.m., Eastern Time, on the Expiration Date.

With respect to Unitholders that are required to submit their Letter of Transmittal to their Morgan Stanley Financial Adviser or Private Wealth Advisor, you should tender your Units (i) via the web by logging into OneMSIM with your credentials and selecting “Self Service” in the upper right corner of the webpage: https://matrix.ms.com, (ii) via email to the Company at nhpif@seic.com, or (iii) via mail as set forth in their Letter of Transmittal. Other Unitholders should tender their Units (i) via email to the Company at nhpif@seic.com or (ii) via mail as set forth in their Letter of Transmittal. The Company recommends that all documents be submitted by email or by the web.

Unitholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Unitholder tendering Units, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Unitholder (including, without limitation, the conditions relating to the dates on which Units must be tendered or withdrawn), and the Company’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.             Withdrawal Rights. Any Unitholder tendering Units pursuant to this Offer may withdraw tendered Units at any time before the Expiration Date or, if the Company has not accepted such tendered Units, January 11, 2023. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the Company as specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6.             Purchases and Payment. For purposes of the Offer, the Company will be deemed to have accepted Units that are tendered if and when it gives written notice to the tendering Unitholder of its election to purchase such Units.

If a Unitholder tenders Units and the Company purchases those Units, you will be sent a letter (the “Acceptance Letter”) notifying you that the Company has received and accepted all or a portion of your tendered Units. Payment for your Units will be in the form of a promissory note (each, a “Note”), and the Note will be issued promptly following the expiration of the Offer. The Note will be non-interest bearing, non-transferable and non-negotiable. The Note may be prepaid, without premium, penalty or notice, at any time. With respect to the Units tendered, the owner of a Note will no longer be a unitholder of the Company, and will not have the rights of a unitholder, including, without limitation, voting rights. The Company will effect payment for each Note in cash promptly after the determination of the relevant net asset value per Unit is finalized.

The Company does not impose any charges on repurchases of Units in the Company.

The Company expects that the purchase price for Units acquired pursuant to the Offer to Purchase will be derived from cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Units pursuant to the Company’s continuous private offering. Payment for repurchased Units may require the Company to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Adviser intends to take measures, subject to policies as may be established by our Board of Directors, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Units.

7.             Certain Conditions of the Offer. The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Unitholders of such extension. If the Company elects to extend the tender period, the Valuation Date may occur after December 31, 2022 and in that case, for purposes of determining the purchase price for tendered Units, the net asset value of such Units will be determined as of the last day of the calendar month in which the tender period expires, which may be up to one month after the Expiration Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units tendered. If the Company determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Unitholders.

Please note that just as you have the opportunity to withdraw Units that you have tendered under certain circumstances, the Company has the right to cancel, amend or postpone the Offer at any time before accepting tendered Units. The Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) such repurchase will cause the Company to be in violation of the securities, commodities or other laws of the United States or any other relevant jurisdiction; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Company, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Company, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the estimated net asset value of the Company from the estimated net asset value of the Company as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Unitholders if Units tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Company determine that it is not in the best interest of the Company to purchase Units pursuant to the Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.             Certain Information About the Company. The Company is a Delaware limited liability company formed on March 4, 2021 and structured as a non-diversified externally managed specialty finance company focused on lending to middle-market companies. The Company has elected to be regulated as a BDC under the 1940 Act. In addition, for U.S. federal income tax purposes, the Company intends to elect to be treated, and intends to comply with the requirements to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The principal executive office of the Company is located at 1585 Broadway, New York, NY 10036 and the telephone number is (212) 761-4000. The Units are not traded on any established trading market.

The Company does not currently have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Company’s intention to accept purchases of Units from time to time in its continuous private offering, the DRIP or otherwise in the discretion of the Company) or the disposition of Units (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material change in the present distribution policy or indebtedness or capitalization of the Company; (d) any change in the identity of the investment adviser or Directors of the Company, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of the Directors, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Company); (f) any other material change in the Company’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Certificate of Formation of the Company, as amended, the First Amended and Restated Limited Liability Company Agreement of the Company, as amended, or other actions that may impede the acquisition of control of the Company by any person.

Based on the number of Units outstanding as of September 30, 2022, the following persons (the named individuals being the Directors and officers of the Company) own the number of Units indicated in the below table:

Person	Units	Percentage of the Company’s Outstanding Units
MS Credit Partners Holdings Inc.	1,256,051.584	2.04%
Joan Binstock	2,593.588	0.00	%*
Bruce Frank	2,544.143	0.00	%*
Jeffrey S. Levin	10,374.349	0.02	%*
Adam Metz	-	-
David N. Miller	-	-
Kevin Shannon	2,583.979	0.00	%*
Orit Mizrachi	1,296.793	0.00	%*
Venugopal Rathi	1,296.793	0.00	%*
Thomas Torrisi	-	-
All directors and officers as a group (9 persons)	20,689.645	0.03%

*	Less than 1%.

Based on information available to the Company, none of the persons listed above intends to tender any of his or her Units in the Offer.

During the past sixty (60) days, the Company has issued to the Adviser, Directors and officers of the Company an aggregate of approximately 99.65 Units. There have been no other transactions in Units effected during the past sixty (60) days by the Company, the Adviser, or any Director or officer of the Company, or any person controlling the Company or the Adviser.

9.             Full Tender by DRIP Participants. If you are a participant in the DRIP, in the event you elect to tender your Units in full and such full tender is accepted by the Company, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date. If you are a participant in the DRIP and elect to tender less than all of your Units, your participation in the DRIP will not be terminated.

10.           Certain Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Units by the Company from Unitholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Code, applicable U.S. Department of Treasury (“Treasury”) regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Units by the Company pursuant to the Offer, and ownership of Units of the Company in general, see the Company’s registration statement on Form 10, as amended and supplemented from time to time by additional disclosures the Company makes directly to unitholders or through reports that the Company files with the Securities and Exchange Commission (the “SEC”). Unitholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Units by the Company pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

Except where noted, this summary assumes Units are held as capital assets (within the meaning of Section 1221 of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. In addition, this discussion does not address any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith). It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets. For purposes of this discussion, references to “dividends” are to dividends within the meaning of the U.S. federal income tax laws and associated regulations and may include amounts subject to treatment as a return of capital under section 19(a) of the 1940 Act.

A “U.S. unitholder” is a beneficial owner of our Units that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if either a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and has made a valid election to be treated as a U.S. person.

A “non-U.S. unitholder” is a beneficial owner of our Units that is not a U.S. unitholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Units, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partner in a partnership that holds Units should consult its tax advisors with respect to the disposition of Units.

Tax matters are very complicated and the tax consequences to an investor of an investment in our Units will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of the repurchase, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.

Sale or Exchange of Units. Under Section 302(b) of the Code, a Unitholder (other than a tax-exempt Unitholder) whose Units are repurchased pursuant to the Offer generally will be treated as having sold the Units and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Unitholder tenders, and the Company repurchases, all of such Unitholder’s Units (i.e., reduces such Unitholder’s percentage ownership of the Company to 0%), (b) such Unitholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Company following the completion of the Offer for the distribution to be “substantially disproportionate” with respect to such Shareholder, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Unitholder’s particular facts and circumstances, including the initial size of and extent to which a Unitholder’s ownership percentage interest in the Company is reduced. For these purposes, a unitholder’s ownership of the Company is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Unitholder in such case generally will equal the difference between the price paid by the Company for the Units pursuant to the Offer and the Unitholder’s adjusted tax basis in the Units sold. A tendering Unitholder’s gain or loss will generally be capital gain or loss, and will generally be treated as long-term capital gain or loss if the Units have been held for more than one year or as short-term capital gain or loss if the Units have been held for one year or less. For these purposes, a Unitholder’s holding period in Units repurchased pursuant to the Offer should terminate as of the Valuation Date. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Unitholder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Company of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Units.

In the event that a tendering Unitholder’s ownership (taking into account deemed ownership under Section 318 of the Code) of Units of the Company is not reduced to the extent required under the tests described above, such Unitholder would be deemed to receive a distribution from the Company under Section 301 of the Code with respect to the Units held by the Unitholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Company to such Unitholder for the Units sold, would be taxable as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Unitholder’s tax basis in the Units, and thereafter as capital gain. If any amounts received by a Unitholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Units sold pursuant to the Offer will generally be transferred to any remaining Units held by the Unitholder. It is expected that amounts treated as dividends generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Unitholders.

Provided that no tendering Unitholder is treated as receiving a Section 301 distribution as a result of the Offer, Unitholders whose percentage ownership of the Company increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Unitholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Unitholders whose percentage ownership of the Company increases as a result of the Offer, including Unitholders who do not tender any Units pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Company as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to it.

Under the “wash sale” rules under the Code, provided the tender of Units pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Units sold pursuant to the Offer will ordinarily be disallowed to the extent the Unitholder acquires other Units of the Company (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Units are purchased pursuant to the Offer. In that event, the basis and holding period of the Units (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Unitholder on the sale of Units held by the Unitholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Unitholder with respect to such Units. A Unitholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Unitholders. Generally, if a Non-U.S. Unitholder’s sale of Units pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Unitholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Unitholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Unitholder is treated for U.S. federal income tax purposes as a distribution by the Company that is a dividend, or if a Non-U.S. Unitholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Unitholder’s increase in its percentage ownership of the Company resulting from other Unitholders’ sale of Units pursuant to the Offer, and, as discussed in greater detail in the Company’s Prospectus, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Unitholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). If any gain or dividend income realized in connection with the tender of Units by a Non-U.S. Unitholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Unitholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Unitholders. In addition, if the Non-U.S. Unitholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Unitholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Unitholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Unitholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Non-U.S. Unitholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Unitholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Company’s Prospectus entitled “Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Unitholders” for further information concerning the taxation of Non-U.S. Unitholders. Non-U.S. Unitholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Units.

Backup Withholding. The Company generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Unitholder who fails to properly furnish the Company with a correct taxpayer identification number and a certification that such Unitholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Unitholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).

Unitholders should provide the Company with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Company regardless of how they are taxed with respect to their tendered Units. Backup withholding is not an additional tax and any amount withheld may be credited against a Unitholder’s U.S. federal income tax liability, and may entitle the Unitholder to a refund, provided in each case that the appropriate information is furnished to the IRS.

Other Tax Consequences. The Company’s purchase of Units in the Offer may directly result in, or contribute to a subsequent, limitation on the Company’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Unitholders who remain Unitholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Units may require the Company to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Unitholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Unitholder recognizes a loss of $2 million or more for an individual Unitholder or $10 million or more for a corporate Unitholder, such Unitholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, unitholders of a RIC, such as the Company, are not excepted. Future guidance may extend the current exception from this reporting requirement to unitholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Unitholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Units pursuant to the Offer.

11.           Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Unitholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or “blue sky” laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Unitholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Company has filed an Issuer Tender Offer Statement on Schedule TO with SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Company by emailing nhpif@seic.com, or from the SEC’s internet web site, http://www.sec.gov.

Financial Statements

Audited annual financial information for the Company as of December 31, 2021 that was included in Amendment Number 2 to the Company’s Registration Statement on Form 10 filed with the SEC on EDGAR on March 22, 2022 and available through the SEC’s website at http://www.sec.gov are incorporated by reference.

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